UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. _____)1


                            ON TRACK INNOVATIONS LTD.
                    ---------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
                    ----------------------------------------
                         (Title of Class of Securities)


                                 CINS M8791A 109
                    ----------------------------------------
                                 (CUSIP Number)


                                October 31, 2002
                    ----------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

    [_]  Rule 13d-1(b)

    [X]  Rule 13d-1(c)

    [ ]  Rule 13d-1(d)

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS NO. M8791A 109

1.       NAME OF REPORTING PERSON

         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Oded Bashan


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)
                       ---

                  (b)   X
                       ---


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel


               5.   Sole Voting Power:  266,368
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power:  266,368
Person
With
               8.   Shared Dispositive Power:  -0-


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         266,368

10.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *                                                    [X]

               The aggregate amount in row 9 excludes 4,000 shares held by Oded Bashan Holdings Ltd., which is wholly-owned by Mr. Bashan's wife. Mr. Bashan disclaims beneficial of the shares held by Oded Bashan Holdings Ltd.

               Also excludes options held by Mr. Bashan's wife to purchase 4,000 ordinary shares. Mr. Bashan disclaims beneficial ownership of the options held by his wife.


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.09%


12.      TYPE OF REPORTING PERSON*

         IN

Item 1(a)         Name of Issuer:

                  On Track Innovations Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Z.H.R Industrial Zone, P.O. Box 32, Rosh-Pina, Israel 12000

Item 2(a)         Name of Person Filing:

                  Oded Bashan

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  Z.H.R Industrial Zone, P.O. Box 32, Rosh-Pina, Israel 12000

Item 2(c)         Citizenship:

                  Israeli

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares

Item 2(e)         CINS Number:

                  M7891A 109

Item 3-  This statement is being filed pursuant to Rule 13d-1(c).

Item 4   Ownership:

Item 4(a)-        Amount beneficially owned:

                  266,368

Item 4(b)-        Percent of Class:

                  16.09%

Item 4(c)-        Number of Shares to which the reporting person has:

             (i)      sole power to vote or to direct the vote:*
             (ii)     shared power to vote or to direct the vote: *
             (iii)    sole power to dispose or to direct the disposition of: *
             (iv)     shared power to dispose or to direct the disposition of: *

         *  See items 5-11, above


Item 5 - Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6 - Ownership of More than Five percent on Behalf of Another Person:

                           Not Applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           Not Applicable

Item 8-  Identification and Classification of Members of the Group:

                           Not Applicable

Item 9-  Notice of Dissolution of Group:

                           Not Applicable

Item 10- Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.





                                               By:  /s/ Oded Bashan
                                                  -----------------------------
                                               Name: Oded Bashan

                                               Title: President, Chief Executive
                                                      Officer and Chairman